Pricing Supplement No. 2004-1 Dated November 15, 2004 Rule 424(b)(3)

(To Prospectus Dated November 25, 2002) File No. 33-43420

GENERAL ELECTRIC CAPITAL CORPORATION

Interest Plus Notes - Floating Rate

Interest Rate: Under $15,000 to Over

$15,000 $49,999 $50,000

Rate Yield Rate Yield Rate Yield

1.85% 1.87% 2.10% 2.12% 2.35% 2.38%

Initial Investment Incentive: $25 for an initial investment of at least $500 or an initial investment of at least $250 along with enrollment in the automatic investment option.

In addition, $25 if at the time of initial investment automatic deduction from a GE payroll or GE pension check is authorized.

Effective Dates: 11/15/04 until such time as a different rate is determined by the GE Interest Plus Committee. Information on current interest rates is available by calling 800-433-4480, 24 hours a day, seven days a week.